Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

September 7, 2004

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice as to Acquisition of Shares (Summary translation dated August 27, 2004)
- Report as to Acquisition of Shares (Summary translation dated August 30, 2004)
- Press material: Game Boy Advance SP price revision (Summary translation dated 9/1/2004)
- Report as to Acquisition of Shares (Summary translation dated September 3, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosures

9/13

(Summary Translation)
File Number: 82-2544

August 27, 2004

To Whom It May Concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice as to Acquisition of its own Shares by the Company

On August 27, 2004, the Board of Directors passed a resolution concerning the purchase of its own stocks and its acquisition method in conformity with the provisions of the Commercial Code Article 211, 3, Provision 1, No.2.

1. Reason for acquisition:	To execute a flexible capital policy in response to changes in the business environment.
2. Type of shares to be acquired:	The Company's common shares
3. Total number of shares to be acquired:	3,600,000 shares (2.5% of total shares outstanding) (Note) In the case that the number of tendered shares are less than the number of shares scheduled to be acquired, the number of tendered shares will be considered as the number of shares to be acquired.
4. Acquisition price per share:	11,920 yen (closing price at the Osaka Stock Exchange as of August 27, 2004)
5. Total acquisition price:	42,912 million yen

(Summary Translation)
File Number: 82-2544

6. Acquisition date:	August 30, 2004
7. Acquisition method:	Purchase at the Osaka Stock Exchange in conformity with “Single name transaction for own share acquisition”.
8. Official announcement of actual acquisition:	Official announcement will be made on August 30, 2004 after closing of the stock market.

(Reference information)

As of July 30, 2004:

Total number of shares outstanding (excluding treasury stocks): 133,682,526 shares

Number of treasury shares owned: 7,986,474 shares

(Summary Translation)
File Number: 82-2544

August 30, 2004

To Whom It May Concern

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

As previously announced on August 27, 2004, the Company completed the purchase of its own stocks today. Please refer to the following:

1. Reason of acquisition:	To execute a flexible capital policy in response to changes in the business environment
2. Type of shares acquired:	The Company's common shares
3. Total number of shares acquired:	3,600,000 shares
4. Total acquisition price:	42,912 million yen
6. Acquisition date:	August 30, 2004
7. Acquisition method:	Purchase at the Osaka Stock Exchange in conformity with "Single name transaction for own share acquisition".

(Reference Information)
Summary on the resolution concerning the acquisition method for purchasing own shares (previously announced on August 27, 2004):

Type of shares to be acquired:	The Company's common shares
Total number of shares to be acquired:	3,600,000 shares
Total acquisition price:	42,912 million yen

(Summary Translation)
File Number: 82-2544

September 1, 2004

Press Material

Game Boy Advance SP Price Revision

Nintendo Co., Ltd. (Head Office: Minami-ku, Kyoto, President: Satoru Iwata) will revise the domestic MSRP of its handheld video game device; Game Boy Advance SP. Please refer to the following:

New price:	9,800 yen (tax included)
Effective as of:	September 16, 2004
Current price:	12,500 yen (tax included)

The Game Boy Advance hardware series (launched in March 2001) has sold a cumulative total of 53.72 million units as of June 30, 2004. Their status as the standard for handheld game devices has been unchanged since the first Game Boy model. Game Boy Advance SP in particular is highly regarded with its front-lit screen, cool appearance, compact folding design and is a worldwide hit product, proudly selling more than 20 million units on consolidated basis in just a year and a half after its February 14, 2003 release. We believe that this price revision will further expand the sales of Game Boy Advance SP.

(Summary Translation)
File Number: 82-2544

September 3, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of August 31, 2004

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 27, 2004)	3,600,000		42,912,000,000
Date of acquisition	Month/date	-	-
Total	-	-	-
Acquired own shares (cumulative basis)	-		-
Acquisition in progress	-		-

2. Processing state

Not applicable

(Summary Translation)
File Number: 82-2544

3. Share holdings

As of August 31, 2004

	Number of Shares
Shares outstanding	141,669,000
Treasury shares	7,950,800